UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

August 24, 2020

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☒

ASLAN announces resumption of patient recruitment into its ASLAN004 atopic dermatitis study

On August 24, 2020, ASLAN Pharmaceuticals Limited (the “Company”) issued a press release announcing the resumption of patient recruitment into its randomised, double-blind, placebo-controlled multiple ascending dose (MAD) study of ASLAN004 in moderate to severe atopic dermatitis.

ASLAN paused recruitment of new patients on 13 April 2020 in line with government restrictions enforced in Singapore to contain the spread of the coronavirus disease (COVID-19). Patients are now being recruited into the second of three dose cohorts at all screening sites in Singapore. To accelerate recruitment, ASLAN is in the process of opening additional study sites in Australia and the US.

ASLAN expects to report interim, unblinded data from all 3 dose cohorts in 4Q 2020.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Exhibits
Exhibit Number	Exhibit Description

99.1	Press release dated August 24, 2020 regarding resuming recruitment of new patients into ASLAN004 study.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: August 24, 2020